EXHIBIT 12.1

FEDEX CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

(IN MILLIONS, EXCEPT RATIOS)

	Three Months Ended August 31,		Year Ended May 31,
	2004	2003	2004	2003	2002	2001	2000

Earnings:
Income before income taxes	$534	$196	$1,319	$1,338	$1,160	$927	$1,138
Add back:
Interest expense, net of capitalized interest	43	18	136	124	144	155	121
Amortization of debt issuance costs	2	1	7	4	4	2	1
Portion of rent expense representative of interest factor	178	171	712	713	710	667	625
Earnings as adjusted	$757	$386	$2,174	$2,179	$2,018	$1,751	$1,885

Fixed Charges:
Interest expense, net of capitalized interest	$43	$18	$136	$124	$144	$155	$121
Capitalized interest	4	3	11	16	27	27	35
Amortization of debt issuance costs	2	1	7	4	4	2	1
Portion of rent expense representative of interest factor	178	171	712	713	710	667	625
	$227	$193	$866	$857	$885	$851	$782

Ratio of Earnings to Fixed Charges	3.3	2.0	2.5	2.5	2.3	2.1	2.4